Exhibit 99.54

TSX: JE.UN

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY INCOME FUND

ANNOUNCES OCTOBER DISTRIBUTION

TORONTO, ONTARIO – October 1, 2010—Just Energy Income Fund filed notice with the Toronto Stock Exchange today announcing its regular distribution for October. A distribution of $0.10333/unit ($1.24 annually) will be paid on October 31st, 2010 to Unitholders of record at the close of business on October 15th, 2010. The Units trade on the Toronto Stock Exchange under the symbol “JE.UN”.

The Fund

Just Energy’s business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price and price-protected contracts. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed price at which it is able to sell the commodities to its customers and the fixed price at which it purchases the associated volumes from its suppliers.

The Fund also offers “green” products through its JustGreen program. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint for their home or business. Management believes that these products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, the Fund sells and rents high efficiency and tankless water heaters. NHS began offering the rental of air conditioners and furnaces to Ontario residents in the fourth quarter of fiscal 2010. Through its subsidiary Terra Grain Fuels, the Fund produces and sells wheat-based ethanol.

Non GAAP Measures

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization adjusted to exclude the impact of mark-to-market gains (losses) arising from Canadian GAAP requirements for derivative financial instruments on our future supply positions. Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. In accordance with GAAP, the customer margins are not marked-to-market but there is a requirement to mark-to-market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing volatility. Management believes that these short-term mark-to-market non-cash gains (losses) do not impact the long-term financial performance of the Fund. In addition, the Adjusted EBITDA calculation only deducts marketing costs sufficient to maintain existing levels of gross margin and maintenance capital expenditures necessary to sustain existing operations. This highlights the marketing and capital expenditures Just Energy makes to add to its productive capacity in the future.

Management believes the best basis for analyzing both the Fund’s results and the amount available for distribution is to focus on amounts actually received (“seasonally adjusted”) because this figure provides the margin earned on all deliveries to the utilities. Seasonally adjusted sales and gross margin are not defined performance measures under Canadian GAAP. Seasonally adjusted analysis applies solely to the gas markets and specifically to Ontario, Quebec, Manitoba and Michigan.

Forward-Looking Statements

The Fund’s press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect the Fund’s operations, financial results or distribution levels are included in the Fund’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through the Fund’s website at www.justenergy.com

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 295-4206